UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
(Amendment #3 )

Under the Securities Exchange Act of 1934

FNX MINING COMPANY INC.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

30253R
(CUSIP Number)

March 30, 2004 (1)
(Date of Event Which Requires Filing of this Statement)

(1) Subsequent to Dundee Precious Metals' conversion from a closed-end investment company to an operating mining company on April 16, 2004, the holdings of Dundee Precious Metals Inc. were disaggregated from those of Dundee Wealth Management Inc. and its subsidiaries and affiliates. Therefore, Dundee Precious Metals Inc. is no longer filing its holdings jointly with that of Dundee Wealth Management Inc.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[     ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	30253R

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

DUNDEE PRECIOUS METALS INC. ("Dundee Precious")

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:
Canada

Number of	5. Sole Voting Power	0 Common Shares
Shares
Beneficially	6. Shared Voting Power	Not applicable
Owned by
Each	7. Sole Dispositive Power	0 Common Shares
Reporting
Person With	8. Shared Dispositive Power	Not applicable

9. Aggregate Amount Beneficially Owned by Each Reporting Person
0 Common Shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not applicable

11. Percent of Class Represented by Amount in Row (9)
0%

12. Type of Reporting Person (See Instructions)
CO

Page 2 of 5 pages

Item 1. (a) Name of Issuer

FNX Mining Company Inc. ("FNX")

Item 1. (b) Address of Issuer's Principal Executive Offices

55 University Avenue, Suite 700, Toronto, Ontario, M5J 2H7

Item 2. (a) Name of Person Filing

Dundee Precious

Item 2. (b) Address of Principal Business Office or, if none, Residence

40 King Street West
Scotia Plaza
55th Floor
Toronto, Ontario
M5H 4A9

Item 2. (c) Citizenship

Canadian

Item 2. (d) Title of Class of Securities

Common Shares

Item 2. (e) CUSIP Number

30253R

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership.

See sections 5-9 and 11 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2004
By:	(signed) Lori E. Beak
Lori E. Beak
Vice President & Corporate Secretary
Dundee Precious Metals Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Page 5 of 5 pages